

April 6, 2021

Dario Calogero
Chief Executive Officer
Kaleyra Inc.
Via Marco D'Aviano, 2
Milano MI, Italy 20131

      Re: Kaleyra Inc.
           Registration Statement on Form S-4
           Filed April 5, 2021
           File No. 333-255026

Dear Mr. Calogero:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Jeffrey C. Selman, Esq.